SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Series A Preferred Units representing limited partner interests

(Title of Class of Securities)

09625U208

(CUSIP Number)

October 5, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS CB-Blueknight, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% *
12	TYPE OF REPORTING PERSON OO

*	Based on a total of 35,125,202 Series A preferred units representing limited partner interests (“Series A Preferred Units”) in Blueknight Energy Partners, L.P. (the “Issuer”) based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “2016 Q2 Form 10-Q”) and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement (the “Contribution Agreement”) dated July 19, 2016 among the Issuer, Blueknight Terminal Holding, L.L.C., and three indirect wholly owned subsidiaries of Ergon, Inc., and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Preferred Unit Repurchase Agreement (the “Repurchase Agreement”) dated July 19, 2016 among Blueknight Energy Holding, Inc., CB-Blueknight, LLC (“Charlesbank”) and the Issuer.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Equity Fund VII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON PN

*	Charlesbank is managed by Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”). As such, Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Equity Fund VII GP, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON PN

*	Charlesbank is managed by Fund VII. Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”) is the general partner of Fund VII. As such, Fund VII GP may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII GP may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII GP disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,488,789*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,488,789
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON PN

*	Charlesbank is managed by Fund VII. Charlesbank Capital Partners, LLC (“Charlesbank Capital”) is the general partner of Fund VII GP, which is the general partner of Fund VII. As such, Charlesbank Capital may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Charlesbank Capital may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
**	Based on a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement.

SCHEDULE 13G

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed on September 27, 2016 (the “Original 13G”) on behalf of CB-Blueknight, LLC, a Delaware limited liability company (“Charlesbank”), Charlesbank Equity Fund VII, Limited Partnership, a Massachusetts limited partnership (“Fund VII”); Charlesbank Equity Fund VII GP, Limited Partnership, a Massachusetts limited partnership (“Fund VII GP”); and Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“Charlesbank Capital” and, together with Fund VII GP, Fund VII and Charlesbank, the “Reporting Persons”), relating to Series A preferred units representing limited partner interests (“Series A Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).

Item 1(a)	Name of Issuer.

Blueknight Energy Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73103

Item 2(a)	Name of Person Filing.

This Schedule 13G is being filed jointly by CB-Blueknight, LLC, Charlesbank Equity Fund VII, Limited Partnership, Charlesbank Equity Fund VII GP, Limited Partnership, and Charlesbank Capital Partners, LLC pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Charlesbank is managed by Fund VII. Charlesbank Capital is the general partner of Fund VII GP, which is the general partner of Fund VII. As such, each of Charlesbank Capital, Fund VII GP and Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, each of Charlesbank Capital, Fund VII GP and Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital serves as the investment advisor to Fund VII and to certain other affiliated funds that have a pecuniary interest in the securities of the Issuer owned by Charlesbank but do not control Charlesbank. Each of Charlesbank Capital, Fund VII GP and Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities. The investment committee of Charlesbank Capital has voting and investment power over the Series A Preferred Units held by Charlesbank. The investment committee of Charlesbank Capital consists of Samuel P. Bartlett, Joshua N. Beer, Jon M. Biotti, J. Ryan Carroll, Michael W. Choe, Kim G. Davis, Michael R. Eisenson, Andrew S. Janower, Joshua A. Klevens, Tim R. Palmer, Jason W. Pike and Brandon C. White. Each of Messrs. Bartlett, Beer, Biotti, Carroll, Choe, Eisenson, Janower, Klevens, Palmer, Pike and White and Ms. Davis disclaim beneficial ownership of the securities beneficially owned by Charlesbank, except to the extent of any pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of principal business office for each Reporting Person is:

200 Clarendon Street, Floor 54

Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization.

Charlesbank is a limited liability company organized under the laws of the State of Delaware.

Charlesbank Capital is a limited liability company organized under the laws of the State of Massachusetts.

Fund VII GP is a limited partnership organized under the laws of the State of Massachusetts.

Fund VII is a limited partnership organized under the laws of the State of Massachusetts.

Item 2(d)	Title of Class of Securities.

Series A preferred units representing limited partner interests

Item 2(e)	CUSIP Number.

09625U208

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) – (c)	The information contained in the cover pages hereto is hereby incorporated by reference into this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Exhibits

Exhibit A	Joint Filing Agreement dated September 27, 2016 by and among the Reporting Persons (filed as Exhibit A to the Original 13G and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

CB-BLUEKNIGHT, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP

By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director